

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2023

Daniel Nelson
Chief Executive Officer
Signing Day Sports, Inc.
8355 E Hartford Dr. Suite 100
Scottsdale, AZ 85255

      Re: Signing Day Sports, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 30, 2023
           File No. 333-271951

Dear Daniel Nelson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 12, 2023 letter.

Form S-1/A filed June 30, 2023

Results of Operations
Comparison of the Three Months Ended March 31, 2023 and 2022
Revenue, Net, page 46

1.   You state that, "Net revenues decreased approximately $0.03 million, or approximately 39.4%, due to approximately $52,000 in revenue recognized in the first quarter of 2022 that had been received and deferred in the fourth quarter of 2021." However, recognizing deferred revenue does not explain the underlying reason for a decrease in revenue. Please expand your disclosure to explain the underlying reason for the decrease in revenue.

Cost of Revenues, page 47

2. You state that "Cost of revenue decreased approximately $0.23 million, or approximately 74.1%, due to a decrease in the number of employees in our internal sales and marketing teams." Please expand your disclosure to explain the underlying reason for the decrease in sales and marketing employees, and how less employees will help generate more revenue in future periods.

Advertising and Marketing, page 47

3. Please describe the underlying reason for the decrease in advertising and marketing expense for the period ended March 31, 2023. Refer to Regulation S-K Item 303.

Comparison of Fiscal Years Ended December 31, 2022 and 2021
Revenues, Net, page 48

4. You state that, "Net revenues for the years ended December 31, 2022 and 2021 was approximately $0.08 million and $0.3 million, respectively. Net revenues decreased approximately $0.26 million, or approximately 77.0%, due to an increase in the proportion of customers using our technology platform under a former free use arrangement." However, this disclosure doesn't explain the underlying reason for the decrease in revenue. Disclose the underlying reason for the decrease in revenue. Disclose if you have been unable to convert free users to paying customers.

5. We note your response to prior comment #3, and we notice your use of estimates due to the unavailability of user records. Please expand your disclosure to describe the mechanism by which you estimated this data in the absence of user records.

Liquidity and Capital Resources
Recent Developments
8% Unsecured Promissory Notes and Warrants Private Placements Subsequent to March 31, 2023, page 53

6. Your disclosure on page 53 refers to private placements entered in April 2023 and May 2023 for "8% unsecured promissory notes in the aggregate principal amount of $1,100,000." However, on page F-19 you refer to the private placement entered in April 2023 and May 2023 for "8% unsecured promissory notes in the aggregate principal amount of $2,350,000." Please reconcile the inconsistency between the two disclosures.

Critical Accounting Policies
Stock Based Compensation, page 59

7.   We note you issued stock options in September 2022, March 2023, April 2023, and May 2023. We also note that you now disclose an estimated initial public offering price of $4.00 per share. Since you now have an estimated initial public offering price, please provide disclosure in your critical accounting policies and estimates as previously requested in our comment 14 from our letter dated December 7, 2022. Specifically, provide an analysis that includes the date and amount of each stock option granted along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388, or Matthew Crispino, Staff Attorney, at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis Bevilacqua